SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 27th April 2011
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)
Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: April 27th, 2011	GlaxoSmithKline plc (Registrant)
	By:	/s/ Victoria Whyte
VICTORIA WHYTE
Authorised Signatory for and on behalf of GlaxoSmithKline plc

PRESS RELEASE Issued: Wednesday, 27th April 2011, London, UK Results announcement for the first quarter 2011
GSK Q1 performance demonstrates continued progress with delivery of underlying sales growth*, cash generation and pipeline visibility
Reported sales -10%; underlying sales* +4%
EPS before major restructuring* 32.2p (+9%); dividend 16p (+7%)
Results before major restructuring*

	Q1 2011	Growth
	£m	CER%	£%
Turnover	6,585	(10)	(10)
Earnings per share	32.2p	9	5
Total results

	Q1 2011	Growth
	£m	CER%	£%
Turnover	6,585	(10)	(10)
Restructuring charges	135
Earnings per share	30.0p	18	14

The full results are presented under ‘Income Statement’ on page 9.

*	For explanations of the measures ‘Results before major restructuring’, ‘CER growth’ and ‘Underlying sales growth’, which excludes pandemic products, Avandia and Valtrex, see page 8.

Summary
•	Underlying sales growth across each of Pharmaceuticals, Vaccines and Consumer:
-	Strong underlying pharmaceutical sales growth* in Emerging Markets (+23%) and Japan (+53%) more than offset declines in USA (-4%) and Europe (-5%)

-	Sales of new pharmaceuticals, including vaccines, £575 million (+40%)

-	Consumer sales +7% with growth across all categories (OTC, Oral care, Nutritionals)

-	Reported sales -10% reflecting loss of approximately £1 billion of sales of pandemic products, Avandia and Valtrex
•	Continuing focus on costs, cash generation and capital allocation:
-	Cost and operating margin expectations for 2011 unchanged

-	Annualised restructuring benefits of £1.9 billion delivered; on track for 2012 £2.2 billion target

-	Adjusted net cash inflow from operating activities (excluding £451 million cash outflow for legal matters) £1.4 billion

-	Quest and Zovirax divestments realise cash proceeds of £1.2 billion; net EPS contribution of 7.1p

-	Net debt down £440 million to £8.4 billion
•	Enhancing returns to shareholders:
-	Q1 dividend up 7% to 16p

-	£317 million of shares repurchased in Q1; 2011 share buybacks now expected to be at top end of £1-2 billion range
•	Increasing pipeline visibility:
-	3 product approvals year to date (Benlysta (USA), Trobalt (EU), Horizant (USA)) and one filing (Nimenrix (EU))

-	Positive Phase III studies for IPX066 (Parkinson’s disease) and Votrient (sarcoma), Phase III study for otelixizumab (Type 1 diabetes) failed to show efficacy

-	Phase III data expected on an additional ~12 assets by end of 2012

1

PRESS RELEASE
GSK’s strategic priorities
GSK has focused its business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve GSK’s long-term financial performance:
•	Grow a diversified global business

•	Deliver more products of value

•	Simplify GSK’s operating model
Chief Executive Officer’s Review
These first quarter results are in line with the expectation that I set out in February that GSK will make significant progress during 2011 to improve sales performance, enhance cash generation and deliver new product approvals and pipeline visibility.
Reported sales were down 10%, reflecting a £1 billion reduction in sales of pandemic products, Avandia and Valtrex versus a year ago. This impact is set to decline going forward and we expect underlying sales growth to translate into sustainable reported growth in 2012.
Underlying sales grew 4%, reflecting growth across multiple areas of the business including Emerging Markets, Japan and Consumer Healthcare. On the same basis US and Europe pharmaceutical sales declined 4% and 5% respectively primarily as a result of the year-on-year impact of US Healthcare reform and EU austerity measures.
We also remain focused on driving operating leverage through the business. As we have previously signalled, there will be some volatility in quarterly margins during the year as sales from pandemic products, Avandia and Valtrex decrease. Margins for the first quarter are in line with our expectations. We also remain on track to deliver £2.2 billion of annual restructuring savings by 2012.
Adjusted net cash inflow from operating activities in the quarter (excluding legal payments) was £1.4 billion. We continue to focus on improvements in business efficiency, including our working capital reduction programme, to enhance cash conversion. Cash contribution from our ongoing operations is in line with our expectations, inevitably impacted this quarter by the reduction in sales from pandemic products, Avandia and Valtrex.
This quarter we also sold our shareholding in Quest Diagnostics and our remaining commercial interests in topical Zovirax in North America for cash proceeds of £1.2 billion. The Quest, Zovirax and previously announced proposed non-core OTC divestments (2010 sales of ~£500 million) are all examples of our strategy to optimise returns to shareholders.
Increased confidence in the operating performance of the business and resulting cash generation is allowing us to accelerate returns to shareholders. We have increased the dividend by 7% to 16p and we remain committed to further growth. Share buy-backs currently offer attractive returns and we now expect share repurchases this year to be at the top end of the £1-2 billion range we had previously set. In addition, net proceeds from the proposed divestment of our non-core OTC assets will also be returned to shareholders. This divestment is expected towards the end of 2011.
Pipeline delivery continues to be encouraging, with regulatory approvals for three new products so far this year (Benlysta (USA), Horizant (USA) and Trobalt (EU)). We have also received data on three of the 15 assets that we are expecting updates on by the end of 2012. Two studies, one of IPX066 in Parkinson’s disease and one of Votrient in sarcoma, were positive. A third study of otelixizumab in Type 1 diabetes failed to show efficacy. We continue to evaluate opportunities for future development of this molecule across multiple indications.
One of our key goals is to increase returns on investment in R&D and we have made fundamental changes within the organisation to achieve this. Our continued progress in both pipeline delivery and cost reduction supports our belief that we can achieve this objective.
In summary, I believe this first quarter performance is positive on many fronts, with good progress made in delivery of our strategy to improve long-term financial performance.
Andrew Witty
Chief Executive Officer
A short video with Andrew Witty discussing today’s results and GSK’s strategic progress is available on www.gsk.com.

Issued: Wednesday, 27th April 2011, London, U.K.	2

PRESS RELEASE
Trading update
Turnover and key product movements impacting growth for the quarter
Total Group turnover for the quarter declined 10% to £6,585 million, with pharmaceutical turnover down 14% to £5,264 million and Consumer Healthcare sales up 7% to £1,321 million.
Reported turnover declined in all pharmaceutical regions except Asia Pacific, which increased 1%: USA fell 13%, Europe 23%, Emerging Markets 1% and Japan 24%. ViiV Healthcare sales declined by 4%.
Pandemic related sales, Avandia and Valtrex
As expected, sales of pandemic related products, Avandia and Valtrex declined significantly from £1,127 million in Q1 2010 to £140 million in Q1 2011. The decline of these products had a significant negative impact on reported pharmaceutical sales growth in all regions.
The quarter-on-quarter negative impact on reported growth related to these products will be lower in future quarters. (Total sales for these products in Q2 2010, Q3 2010 and Q4 2010 were £600 million, £241 million and £317 million, respectively).
Underlying trading performance
The following pharmaceutical sales growth analysis is presented on an underlying basis, see page 8.
Underlying sales
Underlying sales growth (excluding sales of pandemic related products, Avandia and Valtrex) for the Group was 4% (underlying pharmaceutical sales growth was 3%). This was achieved despite the impact of US Healthcare reform and European austerity measures which together reduced sales by approximately £85 million this quarter compared with the same quarter last year.
The full year 2011 incremental negative impact on sales against 2010 of these measures is expected to be approximately £325 million. The industry levy associated with US Healthcare reform will also result in approximately £77 million in additional SG&A costs in 2011, with £19 million recorded in Q1 2011.
Regional underlying pharmaceutical sales
US pharmaceuticals sales were down 4% to £1,571 million, primarily reflecting higher discounts required as a result of US Healthcare reform, generic competition to Hycamtin which began in the fourth quarter of 2010, and the impact of the divestment of Zovirax which was sold during the quarter to Valeant Pharmaceuticals.
Europe pharmaceuticals sales were £1,418 million, down 5%, primarily due to the impact of government austerity measures and a large tender sale of Cervarix in the UK recorded in the first quarter of 2010.
Emerging Markets pharmaceuticals grew 23% to £830 million. Excluding the benefit of bolt-on acquisitions that have not yet reached their first anniversary, the region grew 18%, with strong growth across most product categories. Asia Pacific pharmaceuticals grew 12% to £291 million.
Sales in Japan grew 53% to £465 million, led by strong sales of Cervarix (£70 million), where the product is the only HPV vaccine currently approved by regulators, and of respiratory medicines which benefited from a strong allergy season this year (+50% to £177 million). Growth rates in Q1 2011 also reflected a favourable comparison with Q1 2010 (when underlying sales were £279 million, up 1%) which was negatively impacted by wholesaler de-stocking in anticipation of government price reductions implemented in Q2 2010.

Issued: Wednesday, 27th April 2011, London, U.K.	3

PRESS RELEASE
Pharmaceutical products
Respiratory sales grew 3% to £1,815 million, with growth from Flovent (+4% to £202 million), Ventolin (+27% to £146 million) and Avamys/Veramyst (+52% to £72 million), offsetting a 2% decline in Seretide/Advair sales to £1,223 million.
In the USA, reported sales of Advair were down 5% to £586 million. On an underlying basis, sales for the quarter declined approximately 1% (4% volume decline largely offset by 3% positive impact of mix and price). The 4 percentage point difference between underlying and reported growth is primarily due to wholesaler and retail de-stocking that occurred in the quarter. Flovent, the market’s leading single agent inhaled corticosteroid, grew 11% to £107 million.
Sales of Seretide in Europe (-4% to £399 million) and Emerging Markets (-6% to £76 million) were negatively impacted by higher levels of discounts (required as a result of austerity measures by European governments) and price cuts in Turkey and Russia. Growth was also affected by comparison with strong performances in Q1 2010 (when Europe grew 10% and Emerging Markets grew 28%). Seretide/Advair’s total performance was helped by strong growth in Japan (+30% to £65 million).
Total vaccine sales (excluding pandemic sales) were £753 million (+5%), with strong growth in Japan (£70 million in Q1 2011 compared with £6 million in Q1 2010) and Emerging Markets (+49% to £178 million). In the USA, vaccine sales were £155 million, down 7% compared with a very strong quarter a year ago when reported growth was +55%, which reflected the benefit of supply shortages of competitor products. Vaccine sales in Europe were down 23% to £236 million, primarily as a result of a large tender sale of Cervarix in the UK recorded in the first quarter of 2010.
Dermatology sales were up 3% to £273 million in the quarter. Excluding £10 million of sales from a private business acquired in the fourth quarter of 2010 and the impact of the disposal of Zovirax in North America (sold to Valeant Pharmaceuticals), dermatology sales grew 5%. In addition, GSK’s heritage consumer dermatology portfolio, reported within Consumer Healthcare, contributed sales of £68 million (+10%).
Total sales of new products (launched since beginning of 2007 and excluding pandemic vaccine) were £575 million and grew 40% in the quarter. The most significant contributors to this growth were Cervarix, Synflorix and Avamys/Veramyst.
Other strong pharmaceutical performances in the quarter included Augmentin (+19% to £187 million), Avodart (+20% to £166 million) and Lovaza (+21% to £127 million).
Sales of HIV products by ViiV Healthcare were down 4% to £353 million. Growth from Epzicom/Kivexa (+8% to £140 million) and Selzentry (+26% to £23 million) was offset by reductions in the sales from other HIV products including Combivir (-12% to £71 million) and Trizivir (-21% to £30 million).
Consumer Healthcare
Total Consumer Healthcare sales were up 7% to £1,321 million, outpacing estimated market growth of approximately 5% in the quarter.
Sales in Rest of World grew 15% to £605 million, with strong growth in all key markets and all major categories: OTC medicines +14%, Oral healthcare +18% and Nutritional healthcare +12%. Europe sales grew 2% to £475 million, with growth in Nutritional healthcare (+6%), respiratory tract products (+10%) and analgesics (+12%) offsetting the impact of lower sales of alli (£20 million in Q1 2011 compared with £34 million in Q1 2010). The USA grew 1% to £241 million, with strong performances from Sensodyne, Tums, Poligrip, Biotene, and Breathe Right offsetting lower sales of alli and Aquafresh.

Issued: Wednesday, 27th April 2011, London, U.K.	4

PRESS RELEASE
On a category basis, global Oral healthcare sales grew 12% to £426 million, led by Sensodyne which is benefiting from the launch of Sensodyne Rapid Relief that began during 2010. The launch of the new Sensodyne Repair and Protect product began in certain markets during Q1 2011. Nutritional healthcare sales grew 9% to £254 million, led by growth of Horlicks and Lucozade. Sales of OTC medicines were £641 million, up 3%, with strong growth of Panadol, respiratory tract products, and core gastrointestinal brands Tums and Eno, partly offset by lower sales of alli in both the USA and Europe.
Excluding the OTC brands which have been proposed for divestment (2010 annual sales of approximately £500 million) the remaining portfolio grew approximately 11% in the quarter.
Operating profit and earnings per share commentary
Results before major restructuring
Operating profit before major restructuring for Q1 2011 was £2,170 million, a 5% decline in CER terms and a decrease of 9% in sterling terms. The reduction reflected the decline in higher margin sales of flu pandemic products, Avandia and Valtrex, only partially offset by lower SG&A, legal and R&D costs and higher other operating income in the quarter. The company continues to expect operating margin (excluding legal charges and other operating income) in 2011 to be around 1 percentage point lower than in 2010.
Cost of sales for Q1 2011 increased to 27.0% of turnover (Q1 2010: 26.2%). This reflected the impact of the reduction of higher margin sales of flu pandemic products, Avandia and Valtrex; together with the effect of regional mix during the quarter, particularly the phasing of lower margin vaccine tenders in Emerging Markets, and the impact of US Healthcare reform and European austerity price cuts. These adverse impacts were partially offset by lower inventory write-offs and greater savings from the operational excellence restructuring programme in the quarter compared with Q1 2010. The company continues to expect 2011 cost of sales as a percentage of turnover to be around 26%.
In Q1 2011, SG&A costs as a percentage of turnover were unchanged from Q1 2010 at 31.2%. Excluding legal costs (£nil in Q1 2011, £210 million in Q1 2010), SG&A costs were 2.8 percentage points higher in Q1 2011 than in Q1 2010. This reflected the impact of the reduction in sales of flu pandemic products, Avandia and Valtrex, lower exchange gains on intercompany transactions and a 6% decrease in costs as operational efficiency savings were partially offset by investment in Emerging Markets and the introduction of the US Healthcare reform levy. The company continues to expect 2011 SG&A costs, excluding legal charges, as a percentage of turnover to be around 30.5%.
R&D expenditure in Q1 2011 was 13.6% of turnover (Q1 2010: 12.8%) and included £8 million of intangible asset write-offs (Q1 2010: £32 million). Excluding the impact of the reduction in write-offs, R&D expenditure was broadly in line with Q1 2010 as additional investment was offset by efficiency savings. The company continues to expect 2011 R&D costs as a percentage of turnover to be around 14%.
Other operating income was £317 million (Q1 2010: £199 million) primarily reflecting royalty income of £72 million (Q1 2010: £80 million) and asset disposals of £253 million (Q1 2010: £122 million). The increase compared with Q1 2010 principally reflected the disposal of the rights to the Zovirax brand in the USA and Canada and other non-core product divestments. The company continues to expect other operating income of around £600 million for the year, excluding the profit arising on the proposed Consumer Healthcare divestments of non-core OTC brands.
The pre-tax profit on the disposal of interests in associates was £584 million (£246 million after tax), reflecting the disposal of the remaining shares in Quest Diagnostics.

Issued: Wednesday, 27th April 2011, London, U.K.	5

PRESS RELEASE
Tax on profit before major restructuring charges amounted to £901 million and represented an effective tax rate of 34.7% (Q1 2010: 27.7%). Excluding the impact of the tax on the disposals of the Quest shares and Zovirax in North America, the tax rate for the quarter was approximately 27%. The company continues to expect a tax rate for the full year, excluding the Quest disposal and the effect of any tax on the proposed Consumer Healthcare divestments of non-core brands, of around 27%. The overall tax rate for the year, including the Quest disposal, is still expected to be around 29.5%.
EPS before major restructuring for the quarter of 32.2p increased 9% in CER terms and 5% in sterling terms compared with 2010. The adverse currency impact of four percentage points primarily reflected intercompany settlement exchange gains in 2010.
Total results after restructuring
Operating profit after restructuring for Q1 2011 was £2,035 million, an increase of 2% CER (a decrease of 3% in sterling terms) compared with Q1 2010. This included £135 million of restructuring charges (Q1 2010: £301 million): £15 million was charged to cost of sales (Q1 2010: £28 million), £103 million to SG&A (Q1 2010: £52 million) and £17 million to R&D (Q1 2010: £221 million). EPS after restructuring of 30.0p increased 18% in CER terms (an increase of 14% in sterling terms) compared with Q1 2010.
Cash flow and net debt
The adjusted net cash inflow from operating activities in the quarter, before legal settlements of £451 million (Q1 2010: £56 million), was £1,438 million, a 34% decrease in sterling terms over Q1 2010. This primarily reflected the lower contributions from pandemic products, Avandia and Valtrex in the quarter.
Working capital increased by £295 million in the quarter, largely as a result of increased inventory and trade receivables in the growth markets and lower payables arising from reduced levels of expenditure. The cash flow from operations together with asset disposals of £1,295 million enabled the Group to pay dividends (including distributions to non-controlling interests) of over £900 million, spend £303 million on repurchasing shares and reduce net debt by £440 million. At 31st March 2011, net debt was £8.4 billion, comprising gross debt of £15.1 billion and cash and liquid investments of £6.7 billion.
At 31st March 2011, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £258 million with loans of £2,650 million repayable in the subsequent year.
Dividends
The Board has declared a first interim dividend of 16 pence per share (Q1 2010: 15 pence). The equivalent interim dividend receivable by ADR holders is 52.6336 cents per ADS based on an exchange rate of £1/$1.6448. The ex-dividend date will be 4th May 2011, with a record date of 6th May 2011 and a payment date of 7th July 2011.
Currency impact
The Q1 results are based on average exchange rates, principally £1/$1.60, £1/€1.16 and £1/Yen 131. Comparative exchange rates are given on page 22. The period end exchange rates were £1/$1.60, £1/€1.13 and £1/Yen 133. If exchange rates were to hold at these period end levels for the rest of 2011 and there were no exchange gains or losses, the estimated positive impact on 2011 sterling EPS before major restructuring would be approximately 2p.
Additional income statement information
Additional detailed financial information for the different areas of our business is provided on pages 23 to 24.

Issued: Wednesday, 27th April 2011, London, U.K.	6

PRESS RELEASE
GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

Enquiries:	UK Media	David Mawdsley	(020) 8047 5502
		Claire Brough	(020) 8047 5502
		Stephen Rea	(020) 8047 5502
		Alexandra Harrison	(020) 8047 5502
		Janet Morgan	(020) 8047 5502
		David Daley	(020) 8047 5502

	US Media	Nancy Pekarek	(919) 483 2839
		Mary Anne Rhyne	(919) 483 2839
		Kevin Colgan	(919) 483 2839
		Sarah Alspach	(919) 483 2839

	European Analyst / Investor	Sally Ferguson	(020) 8047 5543
		Gary Davies	(020) 8047 5503
		Ziba Shamsi	(020) 8047 3289

	US Analyst / Investor	Tom Curry	(215) 751 5419
		Jeff McLaughlin	(215) 751 7002

Issued: Wednesday, 27th April 2011, London, U.K.	7

PRESS RELEASE
Results before major restructuring
Results before major restructuring is a measure used by management to assess the Group’s financial performance and is presented after excluding restructuring charges relating to the Operational Excellence programme, which commenced in October 2007, and the acquisitions of Reliant Pharmaceuticals in December 2007 and Stiefel in July 2009. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value.
CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.
Underlying sales growth
Underlying sales growth excludes the sales of pandemic products, Avandia and Valtrex. Management believes this measure assists shareholders in gaining a clearer understanding of the Group’s sales performance and prospects because of the size and nature of the loss of sales from these products in 2010 and 2011. Sales of these products were:

	Q1 2011		Q1 2010		Growth
	£m	£m	£m	£m	CER%
Group sales		6,585		7,357	(10)
Pandemic products	14		782
Avandia	36		169
Valtrex	90		176

		140		1,127

Underlying Group sales		6,445		6,230	4

						Other
			Emerging	Asia		trading and
	USA	Europe	Markets	Pacific	Japan	unallocated	Total
Q1 2011	£m	£m	£m	£m	£m	£m	£m
Pandemic products	—	5	—	—	7	2	14
Avandia	26	—	5	1	—	4	36
Valtrex	22	12	6	15	34	1	90

						Other
			Emerging	Asia		trading and
	USA	Europe	Markets	Pacific	Japan	unallocated	Total
Q1 2010	£m	£m	£m	£m	£m	£m	£m
Pandemic products	30	306	153	21	300	(28)	782
Avandia	89	38	19	10	—	13	169
Valtrex	107	23	5	10	27	4	176
Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report on Form 20-F for 2010.
GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom Registered in England and Wales. Registered number: 3888792

Issued: Wednesday, 27th April 2011, London, U.K.	8

PRESS RELEASE
Income statement
Three months ended 31st March 2011

	Results						Results
	before major			Major			before major		Major
	restructuring			restructuring	Total		restructuring		restructuring	Total
	Q1 2011		Growth	Q1 2011	Q1 2011		Q1 2010		Q1 2010	Q1 2010
	£m		CER%	£m	£m		£m		£m	£m
TURNOVER	6,585		(10)		6,585		7,357			7,357

Cost of sales	(1,780)		(8)	(15)	(1,795)		(1,924)		(28)	(1,952)

Gross profit	4,805		(11)	(15)	4,790		5,433		(28)	5,405

Selling, general and administration	(2,054)		(14)	(103)	(2,157)		(2,298)		(52)	(2,350)
Research and development	(898)		(4)	(17)	(915)		(939)		(221)	(1,160)
Other operating income	317				317		199			199

OPERATING PROFIT	2,170		(5)	(135)	2,035		2,395		(301)	2,094

Finance income	19				19		17			17
Finance expense	(193)				(193)		(204)		(1)	(205)
Profit on disposal of interest in associate	584				584		—			—
Share of after tax profits of associates and joint ventures	19				19		25			25

PROFIT BEFORE TAXATION	2,599		21	(135)	2,464		2,233		(302)	1,931

Taxation	(901)			21	(880)		(618)		82	(536)
Tax rate %	34.7%				35.7%		27.7%			27.8%

PROFIT AFTER TAXATION FOR THE PERIOD	1,698		9	(114)	1,584		1,615		(220)	1,395

Profit attributable to non-controlling interests	59				59		55			55
Profit attributable to shareholders	1,639			(114)	1,525		1,560		(220)	1,340

	1,698			(114)	1,584		1,615		(220)	1,395

EARNINGS PER SHARE	32.2	p	9		30.0	p	30.7	p		26.4	p

Diluted earnings per share	31.9	p			29.6	p	30.4	p		26.1	p

Issued: Wednesday, 27th April 2011, London, U.K.	9

PRESS RELEASE
Pharmaceuticals turnover — Three months ended 31st March 2011

	Total		USA		Europe		Emerging Markets		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	1,815	3	791	1	537	(4)	150	6	337	27
Avamys/Veramyst	72	52	15	(12)	16	23	7	40	34	>100
Flixonase/Flonase	48	2	3	(50)	9	—	9	—	27	20
Flixotide/Flovent	202	4	107	11	40	(9)	13	(7)	42	5
Seretide/Advair	1,223	(2)	586	(5)	399	(4)	76	(6)	162	18
Serevent	52	2	21	38	22	(15)	1	—	8	(22)
Ventolin	146	27	56	66	36	(3)	30	30	24	10
Xyzal	15	>100	—	—	—	—	1	—	14	>100
Zyrtec	31	45	—	—	—	—	5	>100	26	33

Anti-virals	201	(45)	41	(73)	20	(40)	52	9	88	(33)
Hepsera	28	(7)	—	—	—	—	12	8	16	(18)
Relenza	9	(89)	—	—	—	—	—	—	9	(82)
Valtrex	90	(51)	22	(79)	12	(48)	6	20	50	12
Zeffix	56	6	4	33	6	(14)	33	10	13	—

Central nervous system	396	(6)	103	(23)	120	(14)	60	30	113	12
Imigran/Imitrex	51	(12)	21	(8)	17	(23)	2	—	11	—
Keppra	11	83	—	—	—	—	7	>100	4	100
Lamictal	114	(4)	53	(11)	33	(8)	14	17	14	30
Requip	53	(4)	10	—	30	(14)	—	—	13	33
Seroxat/Paxil	103	(8)	1	(90)	16	(23)	21	40	65	—
Treximet	14	15	14	15	—	—	—	—	—	—
Wellbutrin	19	(5)	3	(50)	10	11	4	33	2	—

Cardiovascular and urogenital	615	9	344	5	161	8	35	29	75	33
Arixtra	74	9	44	15	24	(8)	3	50	3	33
Avodart	166	20	76	3	50	28	9	50	31	71
Coreg	37	(10)	37	(10)	—	—	—	—	—	—
Fraxiparine	54	(2)	—	—	39	(7)	15	36	—	—
Lovaza	127	21	126	21	—	—	—	—	1	—
Vesicare	28	16	28	16	—	—	—	—	—	—
Volibris	22	>100	—	—	17	>100	1	—	4	>100

Metabolic	91	(60)	26	(70)	16	(72)	17	(43)	32	(40)
Avandia products	36	(79)	26	(70)	—	—	5	(74)	5	(83)
Bonviva/Boniva	16	(26)	—	—	12	(35)	1	—	3	—

Anti-bacterials	379	8	19	(21)	156	12	162	14	42	(5)
Augmentin	187	19	3	(63)	75	21	87	25	22	28

Oncology and emesis	150	(10)	59	(35)	57	16	14	8	20	43
Arzerra	9	100	7	40	3	—	—	—	(1)	—
Hycamtin	14	(65)	—	—	11	(15)	2	50	1	(100)
Promacta	12	100	6	—	4	—	—	—	2	—
Tyverb/Tykerb	52	(2)	13	(24)	24	—	6	20	9	29
Votrient	17	>100	12	>100	5	—	—	—	—	—

Vaccines	758	(46)	155	(7)	241	(60)	178	(34)	184	(51)
Boostrix	32	7	15	—	9	—	1	(67)	7	>100
Cervarix	109	34	1	(50)	15	(75)	10	>100	83	>100
Fluarix, FluLaval	9	60	1	—	—	—	3	—	5	—
Flu Pandemic	5	(99)	—	—	5	(98)	—	—	—	—
Hepatitis	158	(19)	70	(23)	54	(10)	12	(35)	22	(13)
Infanrix, Pediarix	161	(2)	40	28	91	(11)	12	10	18	(15)
Rotarix	77	20	27	4	10	(23)	32	88	8	—
Synflorix	77	73	—	—	13	8	61	>100	3	(57)

Dermatologicals	273	3	77	(20)	62	2	82	32	52	11
Bactroban	28	7	11	—	7	17	7	17	3	—
Dermovate	19	27	—	—	6	50	6	—	7	40
Duac	28	4	16	(6)	6	—	3	(25)	3	—
Soriatane	17	(6)	17	(6)	—	—	—	—	—	—
Zovirax	36	(29)	11	(58)	7	—	6	—	12	10

Other	233	10	4	25	65	(1)	91	32	73	(1)

	4,911	(14)	1,619	(13)	1,435	(23)	841	(1)	1,016	(13)

ViiV Healthcare (HIV)	353	(4)	153	(1)	145	(7)	25	(8)	30	(3)
Combivir	71	(12)	30	(9)	27	(18)	9	(10)	5	—
Epivir	26	(7)	11	20	9	(10)	3	(25)	3	(50)
Epzicom/Kivexa	140	8	51	8	65	3	7	75	17	7
Lexiva	32	(20)	17	(14)	12	(20)	1	(50)	2	(33)
Selzentry	23	26	10	25	12	20	—	—	1	100
Trizivir	30	(21)	15	(21)	13	(24)	—	—	2	100

	5,264	(14)

Pharmaceutical turnover includes co-promotion income.

Issued: Wednesday, 27th April 2011, London, U.K.	10

PRESS RELEASE
Consumer Healthcare turnover
Three months ended 31st March 2011

	Total
	£m	CER%
Over-the-counter medicines	641	3
Oral healthcare	426	12
Nutritional healthcare	254	9

	1,321	7

	Total
	£m	CER%
USA	241	1
Europe	475	2
Rest of World	605	15

	1,321	7

Statement of comprehensive income

	Q1 2011	Q1 2010
	£m	£m
Profit for the period	1,584	1,395

Exchange movements on overseas net assets and net investment hedges	(6)	203
Fair value movements on available-for-sale investments	6	24
Deferred tax on fair value movements on available-for-sale investments	2	1
Reclassification of fair value movements on available-for-sale investments	(12)	(13)
Deferred tax reversed on reclassification of available-for-sale investments	1	—
Actuarial gains/(losses) on defined benefit plans	31	(165)
Deferred tax on actuarial movements in defined benefit plans	(16)	53
Fair value movements on cash flow hedges	(2)	—
Reclassification of cash flow hedges to income statement	2	—
Share of other comprehensive income of associates and joint ventures	(8)	—

Other comprehensive (expense)/income for the period	(2)	103

Total comprehensive income for the period	1,582	1,498

Total comprehensive income for the period attributable to:
Shareholders	1,534	1,413
Non-controlling interests	48	85

	1,582	1,498

Issued: Wednesday, 27th April 2011, London, U.K.	11

PRESS RELEASE
GSK’s late-stage pharmaceuticals and vaccines pipeline
The table below is provided as part of GSK’s quarterly update to show events and changes to the late stage pipeline during the quarter and up to the date of announcement.
Almorexant was listed as terminated in the last quarterly update and is no longer included in the table.
In February 2011, the following 15 assets were listed as expected to deliver Phase III data by the end of 2012: albiglutide, IPX066, MAGE-A3 (event driven) migalastat HCl, Mosquirix, otelixizumab, Promacta, Relovair, Tykerb, Votrient, 1120212, dolutegravir (1349572), 2118436, 2402968, 642444+573719.
Data reported on the following assets in the quarter: IPX066, otelixizumab, Votrient; as shown in the table below.

Biopharmaceuticals		USA	EU	News update in the quarter

Arzerra	CLL (first line & relapsed)	Ph III	Ph III
(ofatumumab)	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	Ph III	Ph III

Benlysta	Systemic lupus erythematosus	Approved	Filed	Approved in the USA 9th March 2011.
(belimumab)		Mar 2011	Jun 2010

otelixizumab	Type 1 diabetes	Ph III	Ph III	Did not achieve primary efficacy endpoint in DEFEND-1 study. Data being evaluated.

albiglutide	Type 2 diabetes	Ph III	Ph III

Prolia (denosumab)	Post menopausal osteoporosis	n/a	Launched	Filings taking place in expansion territory emerging markets.
	Skeletal related events (SRE) in cancer	n/a	n/a	Filings taking place in expansion territory emerging markets.

Cardiovascular & Metabolic		USA	EU	News update in the quarter

darapladib	Atherosclerosis	Ph III	Ph III

Neurosciences		USA	EU	News update in the quarter

Horizant	RLS	Approved	n/a	Approved in USA 6th April 2011.
Apr 2011

Potiga (ezogabine)/	Epilepsy	Filed	Approved	Approved in EU 29th March 2011. Filed Response to FDA CR letter
Trobalt (retigabine)			Mar 2011	15th April 2011.

IPX066	Parkinson’s disease	Ph III	Ph III	Positive data announced 14th March 2011 from the ADVANCE-PD study.

Oncology		USA	EU	News update in the quarter

Promacta/Revolade	Hepatitis C	Ph III	Ph III
	CLD	Ph III	Ph III	Awaiting Hepatitis C data before deciding next steps.

Avodart	Prostate cancer prevention	File withdrawn	File withdrawn	Filings withdrawn in March 2011.

Votrient	Sarcoma	Ph III	Ph III	Positive data in-house to be presented at congress shortly.
(pazopanib)	Ovarian	Ph III	Ph III

Tykerb	First-line metastatic breast cancer	Ph III	Ph III	535 study filed in EU 14th March 2011.
	Adjuvant breast cancer	Ph III	Ph III
	Head & neck cancer	Ph III	Ph III
	Gastric cancer	Ph III	Ph III

1120212	Metastatic melanoma	Ph III	Ph III
(MEK inhibitor)

2118436	Metastatic melanoma	Ph III	Ph III
(BRaf inhibitor)

Issued: Wednesday, 27th April 2011, London, U.K.	12

PRESS RELEASE

Respiratory & Immuno-inflammation		USA	EU	News update in the quarter

Relovair	COPD	Ph III	Ph III
(‘444+’698)	Asthma	Ph III	Ph III

1605786 (CCX282)	Crohn’s disease	Ph III	Ph III

‘444+‘719	COPD	Ph III	Ph III	Recruitment has commenced in all 7 studies required for filing.

Rare Diseases		USA	EU	News update in the quarter

migalastat HCl	Fabry disease	Ph III	Ph III

2402968 (PRO051)	Duchenne muscular dystrophy		Ph III

2696273	adenosine deaminase severe		Ph II/III
(Ex-vivo stem cell gene therapy)	combined immune deficiency
(ADA-SCID)

Vaccines		USA	EU	News update in the quarter

Menhibrix	MenCY and Hib prophylaxis	Filed	n/a	Filed response to FDA CR letter on 15th April 2011.
(HibMenCY-TT)

MAGE-A3	Melanoma	Ph III	Ph III
	NSCLC	Ph III	Ph III

Nimenrix	MenACWY prophylaxis	Ph III	Filed	Filed in EU 2nd March 2011.
(MenACWY)			Mar 2011

Herpes zoster	Shingles prophylaxis	Ph III	Ph III

Mosquirix	Malaria prophylaxis	n/a	n/a	Phase III study ongoing in Africa.

HIV (ViiV Healthcare)		USA	EU	News update in the quarter

dolutegravir (1349572)	HIV integrase inhibitor	Ph III	Ph III

’572-Trii	HIV integrase inhibitor +	Ph III	Ph III
abacavir + lamivudine
fixed dose combination

Issued: Wednesday, 27th April 2011, London, U.K.	13

PRESS RELEASE
Balance sheet

	31st March	31st March	31st December
	2011	2010	2010
	£m	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	9,020	9,532	9,045
Goodwill	3,712	3,524	3,606
Other intangible assets	8,580	8,412	8,532
Investments in associates and joint ventures	637	965	1,081
Other investments	687	529	711
Deferred tax assets	2,514	2,492	2,566
Derivative financial instruments	93	94	97
Other non-current assets	534	653	556

Total non-current assets	25,777	26,201	26,194

Current assets
Inventories	4,035	4,157	3,837
Current tax recoverable	51	52	56
Trade and other receivables	5,949	6,814	5,793
Derivative financial instruments	82	87	93
Liquid investments	170	254	184
Cash and cash equivalents	6,498	6,964	6,057
Assets held for sale	16	28	16

Total current assets	16,801	18,356	16,036

TOTAL ASSETS	42,578	44,557	42,230

LIABILITIES
Current liabilities
Short-term borrowings	(258)	(1,034)	(291)
Trade and other payables	(7,246)	(6,796)	(6,888)
Derivative financial instruments	(174)	(127)	(188)
Current tax payable	(1,604)	(1,716)	(1,047)
Short-term provisions	(3,829)	(2,480)	(4,380)

Total current liabilities	(13,111)	(12,153)	(12,794)

Non-current liabilities
Long-term borrowings	(14,829)	(15,220)	(14,809)
Deferred tax liabilities	(732)	(667)	(707)
Pensions and other post-employment benefits	(2,608)	(3,280)	(2,672)
Other provisions	(784)	(1,191)	(904)
Derivative financial instruments	(5)	(6)	(5)
Other non-current liabilities	(622)	(614)	(594)

Total non-current liabilities	(19,580)	(20,978)	(19,691)

TOTAL LIABILITIES	(32,691)	(33,131)	(32,485)

NET ASSETS	9,887	11,426	9,745

EQUITY
Share capital	1,416	1,417	1,418
Share premium account	1,435	1,384	1,428
Retained earnings	4,985	6,822	4,779
Other reserves	1,235	1,047	1,262

Shareholders’ equity	9,071	10,670	8,887

Non-controlling interests	816	756	858

TOTAL EQUITY	9,887	11,426	9,745

Issued: Wednesday, 27th April 2011, London, U.K.	14

PRESS RELEASE
Cash flow statement
Three months ended 31st March 2011

	Q1 2011	Q1 2010	2010
	£m	£m	£m
Profit after tax	1,584	1,395	1,853
Tax on profits	880	536	1,304
Share of after tax profits of associates and joint ventures	(19)	(25)	(81)
Profit on disposal of interest in associates	(584)	—	(8)
Net finance expense	174	188	715
Depreciation and other non-cash items	130	466	2,071
(Increase)/decrease in working capital	(295)	(277)	1,297
(Decrease)/increase in other net liabilities	(569)	122	1,480

Cash generated from operations	1,301	2,405	8,631
Taxation paid	(314)	(283)	(1,834)

Net cash inflow from operating activities	987	2,122	6,797

Cash flow from investing activities
Purchase of property, plant and equipment	(175)	(207)	(1,014)
Proceeds from sale of property, plant and equipment	17	17	92
Purchase of intangible assets	(94)	(119)	(621)
Proceeds from sale of intangible assets	220	—	126
Purchase of equity investments	(5)	(61)	(279)
Proceeds from sale of equity investments	14	10	27
Purchase of businesses, net of cash acquired	(240)	—	(354)
Investment in associates and joint ventures	(11)	(13)	(61)
Proceeds from disposal of interest in associate	1,044	—	—
Decrease in liquid investments	40	28	91
Interest received	23	19	107
Dividends from associates and joint ventures	2	2	18

Net cash inflow/(outflow) from investing activities	835	(324)	(1,868)

Cash flow from financing activities
Proceeds from own shares for employee share options	1	6	17
Issue of share capital	7	17	62
Shares acquired by ESOP Trusts	(28)	(56)	(16)
Shares purchased and cancelled or held as Treasury shares	(303)	—	—
Repayment of short-term loans	(4)	(625)	(1,296)
Increase in short-term loans	2	15	6
Net repayment of obligations under finance leases	(8)	(11)	(45)
Interest paid	(55)	(40)	(775)
Dividends paid to shareholders	(816)	(763)	(3,205)
Distributions to non-controlling interests	(108)	(67)	(118)
Other financing items	1	(93)	(201)

Net cash outflow from financing activities	(1,311)	(1,617)	(5,571)

Increase/(decrease) in cash and bank overdrafts in the period	511	181	(642)

Exchange adjustments	(39)	103	81
Cash and bank overdrafts at beginning of period	5,807	6,368	6,368

Cash and bank overdrafts at end of period	6,279	6,652	5,807

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	6,498	6,964	6,057
Overdrafts	(219)	(312)	(250)

	6,279	6,652	5,807

Issued: Wednesday, 27th April 2011, London, U.K.	15

PRESS RELEASE
Statement of changes in equity

					Share-	Non-
	Share	Share	Retained	Other	holder’s	controlling	Total
	capital	premium	earnings	reserves	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1st January 2011	1,418	1,428	4,779	1,262	8,887	858	9,745

Profit for the period	—	—	1,525	—	1,525	59	1,584
Other comprehensive income/(expense) for the period	—	—	13	(4)	9	(11)	(2)
Distributions to non-controlling interests	—	—	—	—	—	(108)	(108)
Changes in non-controlling interests	—	—	—	—	—	18	18
Forward contract relating to non-controlling interest	—	—	—	(30)	(30)	—	(30)
Dividends to shareholders	—	—	(816)	—	(816)	—	(816)
Shares issued	—	7	—	—	7	—	7
Ordinary shares purchased and cancelled or held as Treasury shares	(2)	—	(518)	2	(518)	—	(518)
Consideration received for shares transferred by ESOP Trusts	—	—	—	1	1	—	1
Shares acquired by ESOP Trusts	—	—	—	(28)	(28)	—	(28)
Write-down on shares held by ESOP Trusts	—	—	(32)	32	—	—	—
Share-based incentive plans	—	—	34	—	34	—	34

At 31st March 2011	1,416	1,435	4,985	1,235	9,071	816	9,887

At 1st January 2010	1,416	1,368	6,321	900	10,005	737	10,742

Profit for the period	—	—	1,340	—	1,340	55	1,395
Other comprehensive income for the period	—	—	61	12	73	30	103
Distributions to non-controlling interests	—	—	—	—	—	(67)	(67)
Changes in non-controlling interests	—	—	—	—	—	1	1
Dividends to shareholders	—	—	(763)	—	(763)	—	(763)
Shares issued	1	16	—	—	17	—	17
Consideration received for shares transferred by ESOP Trusts	—	—	—	6	6	—	6
Shares acquired by ESOP Trusts	—	—	—	(56)	(56)	—	(56)
Write-down on shares held by ESOP Trusts	—	—	(185)	185	—	—	—
Share-based incentive plans	—	—	48	—	48	—	48

At 31st March 2010	1,417	1,384	6,822	1,047	10,670	756	11,426

Issued: Wednesday, 27th April 2011, London, U.K.	16

PRESS RELEASE
Segmental information
GSK has revised its segmental information disclosures to reflect changes in the internal reporting structures with effect from 1st January 2011. The Japan Pharmaceuticals business is now shown as a separate segment. Comparative information has been restated on a consistent basis.
GSK’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for geographic regions of the Pharmaceuticals business, ViiV Healthcare and for the Consumer Healthcare business as a whole, respectively.
R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the USA, Europe, Emerging Markets, Asia Pacific and Japan pharmaceutical operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. GSK’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.
Other trading and unallocated pharmaceuticals includes Canada, Puerto Rico, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.
The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is reported as a separate segment.
Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.
Turnover

		Q1 2010
	Q1 2011	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	1,619	1,909	(13)
Europe pharmaceuticals	1,435	1,893	(23)
Emerging Markets pharmaceuticals	841	860	(1)
Asia Pacific pharmaceuticals	307	288	1
Japan pharmaceuticals	506	606	(24)
ViiV Healthcare	353	373	(4)
Other trading and unallocated pharmaceuticals	203	198	2

Pharmaceuticals turnover	5,264	6,127	(14)
Consumer Healthcare turnover	1,321	1,230	7

	6,585	7,357	(10)

Issued: Wednesday, 27th April 2011, London, U.K.	17

PRESS RELEASE
Operating profit

		Q1 2010
	Q1 2011	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	1,224	1,295	(3)
Europe pharmaceuticals	796	1,138	(29)
Emerging Markets pharmaceuticals	241	306	(15)
Asia Pacific pharmaceuticals	145	136	(2)
Japan pharmaceuticals	308	396	(31)
ViiV Healthcare	195	212	(7)
Pharmaceuticals R&D	(700)	(765)	(7)
Other trading and unallocated pharmaceuticals	(131)	(128)	(48)

Pharmaceuticals operating profit	2,078	2,590	(17)
Consumer Healthcare operating profit	261	199	31

Segment profit	2,339	2,789
Corporate and other unallocated costs and disposal profits	(169)	(394)	(64)

Operating profit before major restructuring	2,170	2,395	(5)
Major restructuring	(135)	(301)

Total operating profit	2,035	2,094

Finance income	19	17
Finance costs	(193)	(205)
Profit on disposal of interest in associates	584	—
Share of after tax profits of associates and joint ventures	19	25

Profit before taxation	2,464	1,931

Issued: Wednesday, 27th April 2011, London, U.K.	18

PRESS RELEASE
Legal matters
The Group is involved in significant legal and administrative proceedings principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2010.
At 31st March 2011, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 20) was £3.5 billion (31st December 2010: £4.0 billion). The Group may become involved in legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosures about such cases would be included, but no provision would be made.
The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial statements by a material amount.
Significant developments since the date of the Annual Report 2010 are as follows:
On 30th March 2011, the Group, which has marketing rights for Lovaza (omega-3-acid ethyl esters) in the USA and Puerto Rico, confirmed that Pronova BioPharma Norge AS (‘Pronova BioPharma’), which owns the patents for Lovaza, entered into an agreement with Apotex Corp. and Apotex Inc. (‘Apotex’) to settle their patent litigation in the USA related to Lovaza. The settlement grants Apotex a license to enter the US market with a generic version of Lovaza in the first quarter of 2015 or earlier depending on certain circumstances. Other terms of the settlement are confidential. Pronova BioPharma is currently still involved in lawsuits with Teva Pharmaceuticals USA, Inc., and Par Pharmaceuticals, Inc., regarding its patents relating to Lovaza.
On 18th April 2011, the Group received a subpoena from the Office of the Inspector General of the US Department of Health and Human Services requesting production of documents relating to the Group’s marketing and promotion of Lovaza. The scope of the document request is from 1st January 2006 to the present. The Group is responding to the subpoena.
Developments with respect to tax matters are described in ‘Taxation’ on page 20.

Issued: Wednesday, 27th April 2011, London, U.K.	19

PRESS RELEASE
Taxation
Transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2010. There have been no material changes to tax matters since the publication of the Annual Report.
During the first quarter the company disposed of its investment in Quest Diagnostics and of intellectual property relating to Zovirax in the USA and Canada. As a result of these transactions the tax rate for the quarter is 34.7%. In line with previous guidance, the rate for the full year is expected to be around 29.5% excluding the effect of any tax on the proposed Consumer Healthcare divestments of non-core brands.
GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.
A number of changes to the UK Corporation tax system were announced in the March 2011 Budget Statement. The impact on the Group’s future estimated tax rate will be considered in conjunction with the other announced reforms to the UK Corporation Tax system when enacted.
Dividends

	Paid/	Pence per
	payable	share	£m
2011
First interim	7th July 2011	16	803

2010
First interim	8th July 2010	15	764
Second interim	7th October 2010	15	759
Third interim	6th January 2011	16	816
Fourth interim	7th April 2011	19	967

		65	3,306

Weighted average number of shares

	Q1 2011	Q1 2010	2010
	millions	millions	millions
Weighted average number of shares — basic	5,087	5,078	5,085
Dilutive effect of share options and share awards	52	46	43

Weighted average number of shares — diluted	5,139	5,124	5,128

Issued: Wednesday, 27th April 2011, London, U.K.	20

PRESS RELEASE
Net assets
The book value of net assets increased by £142 million from £9,745 million at 31st December 2010 to £9,887 million at 31st March 2011. This reflects profits retained in the period in excess of shares repurchased. At 31st March 2011, the net deficit on the Group’s pension plans was £1,212 million compared with £1,224 million at 31st December 2010. The marginal decrease in the pension deficit arose from increases in the rates used to discount UK pension liabilities from 5.5% to 5.6% and US pension liabilities from 5.2% to 5.4%, partly offset by a higher long-term inflation rate. Asset values remained broadly in line with the year-end position.
The carrying value of investments in associates and joint ventures at 31st March 2011 was £637 million, with a market value of £771 million.
At 31st March 2011, the ESOP Trusts held 97 million GSK shares against the future exercise of share options and share awards. The carrying value of £840 million has been deducted from other reserves. The market value of these shares was £1,153 million.
During the period, GSK purchased £317 million of shares either to be held as Treasury shares or for cancellation and in addition an accrual of £201 million was provided to reflect the maximum potential commitment under an irrevocable purchase agreement to acquire shares for cancellation during the period from 1st April to 27th April 2011. At 31st March 2011, the company held 494.4 million Treasury shares at a cost of £6,712 million, which has been deducted from retained earnings.
Reconciliation of cash flow to movements in net debt

	Q1 2011	Q1 2010	2010
	£m	£m	£m
Net debt at beginning of the period	(8,859)	(9,444)	(9,444)

Increase/(decrease) in cash and bank overdrafts	511	181	(642)
Cash inflow from liquid investments	(40)	(28)	(91)
Net repayment of short-term loans	2	610	1,290
Net repayment of obligations under finance leases	8	11	45
Debt of subsidiary undertakings acquired	(2)	—	(20)
Exchange adjustments	(79)	(349)	61
Other non-cash movements	40	(17)	(58)

Decrease in net debt	440	408	585

Net debt at end of the period	(8,419)	(9,036)	(8,859)

Business acquisitions
On 17th February 2011, GSK completed the acquisition of Maxinutrition Group Holdings Ltd. for a cash consideration of £163 million, net of cash acquired. The purchase price of £166 million included £3 million of cash and cash equivalents, £178 million of goodwill and intangible assets and £15 million of other net liabilities. These are provisional amounts and may change in the future. GSK completed two other small acquisitions in the quarter for total cash consideration of £77 million.
Related party transactions
The Group’s significant related parties are its joint ventures and associates as disclosed in the Annual Report 2010.
During the period, the Group sold its entire shareholding in Quest Diagnostics Inc. The sale comprised a secondary public offering and an accompanying repurchase of shares by Quest Diagnostics which together generated cash proceeds of £1,044 million before tax.
Apart from the above transaction, there were no material transactions with any of the Group’s joint ventures and associates in the period. There were also no material transactions with Directors.

Issued: Wednesday, 27th April 2011, London, U.K.	21

PRESS RELEASE
Contingent liabilities
There were contingent liabilities at 31st March 2011 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities.
Exchange rates
The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2011	Q1 2010	2010
Average rates:
US$/£	1.60	1.56	1.55
Euro/£	1.16	1.13	1.16
Yen/£	131	143	136

Period end rates:
US$/£	1.60	1.52	1.56
Euro/£	1.13	1.12	1.17
Yen/£	133	142	127
During Q1 2011, average Sterling exchange rates were stronger against the Euro and US dollar but weaker against the Yen compared with the same period in 2010. Period end Sterling exchange rates were also stronger against the Euro and the US dollar but weaker against the Yen.
Accounting policies
This unaudited Results Announcement containing condensed financial information for the three months ended 31st March 2011 is prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority, IAS 34 ‘Interim financial reporting’ and the accounting policies set out in the Annual Report 2010 except that GSK has implemented an amendment to IAS 32 ‘Financial instruments: Presentation — classification of rights issues’, IAS 24 (Revised) ‘Related party disclosures’, IFRIC 19 ‘Extinguishing financial liabilities with equity instruments’ and IFRIC 14 ‘Pre-payments of a minimum funding requirement’.
This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The balance sheet at 31st December 2010 has been derived from the full Group accounts published in the Annual Report 2010, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.
Internet
This Announcement and other information about GSK are available on the company’s website at: http://www.gsk.com.

Issued: Wednesday, 27th April 2011, London, U.K.	22

PRESS RELEASE
Additional income statement information
Three months ended 31st March 2011

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
US pharmaceuticals	Q1 2011	£m	1,619	(199)	(409)	—	213	1,224	75.6
	Q1 2010 (restated)	£m	1,909	(209)	(522)	—	117	1,295	67.8
	Growth CER	%	(13)	(4)	(19)	—	86	(3)

Europe pharmaceuticals	Q1 2011	£m	1,435	(315)	(327)	—	3	796	55.5
	Q1 2010 (restated)	£m	1,893	(396)	(363)	—	4	1,138	60.1
	Growth CER	%	(23)	(19)	(8)	—	(25)	(29)

Emerging Markets pharmaceuticals	Q1 2011	£m	841	(319)	(280)	(1)	—	241	28.7
	Q1 2010 (restated)	£m	860	(316)	(237)	(1)	—	306	35.6
	Growth CER	%	(1)	2	14	—	—	(15)

Asia Pacific pharmaceuticals	Q1 2011	£m	307	(84)	(80)	—	2	145	47.2
	Q1 2010 (restated)	£m	288	(83)	(69)	—	—	136	47.2
	Growth CER	%	1	—	10	—	—	(2)

Japan pharmaceuticals	Q1 2011	£m	506	(82)	(108)	(8)	—	308	60.9
	Q1 2010 (restated)	£m	606	(111)	(95)	(6)	2	396	65.3
	Growth CER	%	(24)	(27)	5	17	(100)	(31)

ViiV Healthcare	Q1 2011	£m	353	(66)	(63)	* (24)	(5)	195	55.2
	Q1 2010 (restated)	£m	373	(83)	(68)	* (7)	(3)	212	56.8
	Growth CER	%	(4)	(20)	(6)	>100	(67)	(7)

Pharmaceuticals R&D	Q1 2011	£m	—	—	(34)	(669)	3	(700)	—
	Q1 2010 (restated)	£m	—	—	(42)	(725)	2	(765)	—
	Growth CER	%	—	—	(17)	(6)	50	(7)

Other trading and unallocated pharmaceuticals	Q1 2011	£m	203	(194)	(88)	(136)	84	(131)	(64.5)
	Q1 2010 (restated)	£m	198	(220)	(32)	(142)	68	(128)	(64.6)
	Growth CER	%	2	(13)	(31)	(2)	25	(48)

Total pharmaceuticals	Q1 2011	£m	5,264	(1,259)	(1,389)	(838)	300	2,078	39.5
	Q1 2010 (restated)	£m	6,127	(1,418)	(1,428)	(881)	190	2,590	42.3
	Growth CER	%	(14)	(11)	(7)	(4)	61	(17)

Consumer Healthcare	Q1 2011	£m	1,321	(497)	(541)	(40)	18	261	19.8
	Q1 2010 (restated)	£m	1,230	(483)	(513)	(37)	2	199	16.2
	Growth CER	%	7	2	5	8	>100	31

Corporate and other unallocated costs	Q1 2011	£m	—	(24)	(124)	(20)	(1)	(169)	—
	Q1 2010 (restated)	£m	—	(23)	(357)	(21)	7	(394)	—
	Growth CER	%	—	(22)	(71)	(24)	—	(64)

Results before major restructuring	Q1 2011	£m	6,585	(1,780)	(2,054)	(898)	317	2,170	33.0
	Q1 2010 (restated)	£m	7,357	(1,924)	(2,298)	(939)	199	2,395	32.6
	Growth CER	%	(10)	(8)	(14)	(4)	62	(5)

*	Note: This excludes HIV discovery research (pre-Phase IIb) which is conducted by GSK and Pfizer, and R&D expenditure related to the Shionogi JV and Phase IV clinical expenditure which are reported within the ViiV Healthcare OOI and SG&A lines respectively.

Issued: Wednesday, 27th April 2011, London, U.K.	23

PRESS RELEASE
The following table provides additional financial analysis for worldwide vaccines and worldwide dermatologicals which are not segments for financial reporting purposes and are managed within the geographical pharmaceutical segments. Consequently, these results are included within the financial information of the relevant geographical pharmaceuticals segments as reported to the CEO and presented in the tables on pages 17 to 18.
Three months ended 31st March 2011

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
Worldwide vaccines	Q1 2011	£m	758	(287)	(126)	(126)	21	240	31.7
	Q1 2010 (restated)	£m	1,411	(389)	(170)	(117)	28	763	54.1
	Growth CER	%	(46)	(25)	(24)	9	(25)	(70)

Worldwide dermatologicals	Q1 2011	£m	273	(64)	(83)	(10)	190	306	>100.0
	Q1 2010 (restated)	£m	265	(53)	(78)	(8)	1	127	47.9
	Growth CER	%	3	17	9	25	>100	>100

All other pharmaceuticals	Q1 2011	£m	4,233	(908)	(1,180)	(702)	89	1,532	36.2
	Q1 2010 (restated)	£m	4,451	(976)	(1,180)	(756)	161	1,700	38.2
	Growth CER	%	(4)	(6)	(6)	(6)	(44)	(5)

Total pharmaceuticals	Q1 2011	£m	5,264	(1,259)	(1,389)	(838)	300	2,078	39.5
	Q1 2010 (restated)	£m	6,127	(1,418)	(1,428)	(881)	190	2,590	42.3
	Growth CER	%	(14)	(11)	(7)	(4)	61	(17)

Issued: Wednesday, 27th April 2011, London, U.K.	24

PRESS RELEASE
Independent review report to GlaxoSmithKline plc Introduction
We have been engaged by the company to review the condensed financial information in the Results Announcement for the three months ended 31st March 2011 which comprises the income statement, statement of comprehensive income, balance sheet, cash flow statement, statement of changes in equity and related notes (excluding the late-stage pharmaceuticals and vaccines pipeline table and the additional income statement information). We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.
Directors’ responsibilities
The Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
The annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial information included in the Results Announcement for the three months ended 31st March 2011 has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the company a conclusion on the condensed financial information in the Results Announcement based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three months ended 31st March 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
PricewaterhouseCoopers LLP
Chartered Accountants
27th April 2011
London
Notes:
(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Issued: Wednesday, 27th April 2011, London, U.K.	25